Filed Pursuant to Rule 424(b)(3)
Registration No. 333-222533

JONES LANG LASALLE INCOME PROPERTY TRUST, INC.
SUPPLEMENT NO. 9 DATED APRIL 2, 2020
TO THE PROSPECTUS DATED OCTOBER 16, 2019

This supplement No. 9 is part of the prospectus of Jones Lang LaSalle Income Property Trust, Inc. and should be read in conjunction with the prospectus. Terms used in this supplement No. 9 and not otherwise defined herein have the same meanings as set forth in our prospectus and any supplements thereto. The purpose of this supplement is to disclose:
•the components of NAV as of March 31, 2020;
•the status of our offering;
•the status of our share repurchase plan;
•the recent share pricing information; and
•updates to our risk factors.

Components of NAV
The following table provides a breakdown of the major components of our NAV as of March 31, 2020:

	March 31, 2020
Component of NAV	Class A Shares	Class M Shares	Class A-I Shares	Class M-I Shares	Class D Shares	Total
Real estate investments (1)	$1,564,988,000	$643,947,000	$177,962,000	$479,283,000	$84,422,000	$2,950,602,000
Debt	(607,608,000)	(250,013,000)	(69,094,000)	(186,082,000)	(32,777,000)	(1,145,574,000)
Other assets and liabilities, net	140,735,000	57,909,000	16,004,000	43,101,000	7,592,000	265,341,000
Estimated enterprise value premium	None assumed	None assumed	None assumed	None assumed	None assumed	None assumed
NAV	$1,098,115,000	$451,843,000	$124,872,000	$336,302,000	$59,237,000	$2,070,369,000
Number of outstanding shares	91,983,849	37,779,497	10,432,175	28,106,763	4,957,915
NAV per share	$11.94	$11.96	$11.97	$11.97	$11.95

(1)	The value of our real estate investments was greater than the historical cost by approximately 3.4% as of March 31, 2020.
The following are key assumptions (shown on a weighted-average basis) that are used in the discounted cash flow models to estimate the value of our real estate investments as of March 31, 2020:

	Apartment	Industrial	Office	Retail	Other (1)	Total Company
Exit capitalization rate	5.21%	5.52%	5.56%	5.55%	6.25%	5.45%
Discount rate/internal rate of return (IRR)	6.46	6.13	6.31	6.30	7.90	6.32
Annual market rent growth rate	3.12	3.01	2.93	2.65	3.13	2.93
Holding period (years)	10.00	10.00	10.00	10.00	22.77	10.14

(1)
Other includes Chicago and South Beach parking garages. South Beach Parking Garage is subject to a ground lease and the appraisal incorporates discounted cash flows over its remaining lease term and therefore does not utilize an exit capitalization rate.

While we believe our assumptions are reasonable, a change in these assumptions would impact the calculation of the value of our real estate investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following impacts on our real estate investment value as of March 31, 2020:

Input
Discount Rate - weighted average	0.25% increase	(2.0)%
Exit Capitalization Rate - weighted average	0.25% increase	(2.8)%
Annual market rent growth rate - weighted average	0.25% decrease	(1.5)%
The fair value of our mortgage notes and other debt payable was estimated to be approximately $7,327,000 lower than the carrying values at March 31, 2020. The NAV per share would have increased by $0.04 at March 31, 2020 if the Company were to have included the fair value of its mortgage notes and other debt payable in its methodology to determine NAV.
Status of the Offering
We commenced our Second Extended Public Offering of up to $3,000,000,000 in shares of common stock on July 6, 2018, of which $2,700,000,000 in shares can be issued pursuant to our primary offering and $300,000,000 in shares can be issued pursuant to our distribution reinvestment plan.
As of March 31, 2020, we have received aggregate gross proceeds of approximately $630,536,000 including $314,742,000 from the sale of 25,514,685 Class A shares, $61,472,000 from the sale of 5,046,339 Class M shares, $2,858,000 from the sale of 230,866 class A-I shares, and $251,464,000 from the sale of 20,578,245 Class M-I shares pursuant to our primary offering. There were $2,069,464,000 in shares of our common stock in our primary offering available for sale. As of March 31, 2020, we have received approximately $98,078,000 pursuant to our distribution reinvestment plan, including $59,079,000 from the sale of 4,879,735 Class A shares, $21,724,000 from the sale of 1,790,400 Class M shares, $6,833,000 from the sale of 563,107 Class A-I shares and $10,442,000 from the sale of 858,058 Class M-I shares. There were $201,922,000 in shares of our common stock available for sale pursuant to our distribution reinvestment plan.
We are structured as an institutionally managed, daily valued perpetual-life REIT. This means that, subject to regulatory approval of our filing for additional offerings, we plan to sell shares of our common stock on a continuous basis and for an indefinite period of time. We will endeavor to take all reasonable actions to avoid interruptions in the continuous offering of our shares of common stock. There can be no assurance, however, that we will not need to suspend our continuous offering. The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time and to extend our offering term to the extent permissible under applicable law.
Since the beginning of 2012, we raised a total of approximately $2,298,359,000 through our ongoing public and various private offerings, as well as our distribution reinvestment plan. We raised a total of approximately $185,199,000 during the quarter ending March 31, 2020.  As of March 31, 2020, our total Company NAV across all share classes was approximately $2,070,369,000.
Share Repurchase Plan Status
During the quarter ended March 31, 2020, we redeemed 7,598,598 shares for a total of approximately $93,165,000 pursuant to our share repurchase plan. Shares are not eligible for repurchase for the first year after purchase except upon death or disability of the stockholder. Shares issued pursuant to our distribution reinvestment plan are not subject to the one-year holding period. Eligible share repurchases during the period from April 1, 2020 through June 30, 2020 are limited to approximately $103,518,000 which is 5% of the NAV of all classes of shares as of the last business day of the previous calendar quarter.

Recent Share Pricing Information
Below is the daily NAV per share, as determined in accordance with our valuation guidelines, for each business day from March 1 to March 31, 2020, for each of our classes of common stock:

Date	NAV per Share
	Class A	Class M	Class A-I	Class M-I	Class D (1)
March 2, 2020	$12.26	$12.30	$12.31	$12.31	$12.29
March 3, 2020	$12.26	$12.30	$12.31	$12.31	$12.29
March 4, 2020	$12.27	$12.30	$12.31	$12.31	$12.29
March 5, 2020	$12.27	$12.30	$12.31	$12.31	$12.29
March 6, 2020	$12.27	$12.31	$12.32	$12.32	$12.30
March 9, 2020	$12.28	$12.31	$12.32	$12.32	$12.30
March 10, 2020	$12.28	$12.31	$12.32	$12.32	$12.31
March 11, 2020	$12.28	$12.31	$12.32	$12.32	$12.31
March 12, 2020	$12.28	$12.31	$12.32	$12.33	$12.31
March 13, 2020	$12.28	$12.31	$12.32	$12.33	$12.31
March 16, 2020	$12.28	$12.32	$12.33	$12.33	$12.31
March 17, 2020	$12.28	$12.32	$12.33	$12.33	$12.31
March 18, 2020	$12.28	$12.31	$12.32	$12.33	$12.31
March 19, 2020	$12.28	$12.32	$12.32	$12.33	$12.31
March 20, 2020	$12.28	$12.32	$12.33	$12.33	$12.31
March 23, 2020	$12.28	$12.32	$12.33	$12.33	$12.31
March 24, 2020	$12.28	$12.32	$12.33	$12.33	$12.32
March 25, 2020	$12.28	$12.32	$12.33	$12.33	$12.32
March 26, 2020 (2)	$12.17	$12.19	$12.20	$12.19	$12.18
March 27, 2020	$12.14	$12.17	$12.18	$12.17	$12.15
March 30, 2020	$12.10	$12.12	$12.13	$12.13	$12.11
March 31, 2020	$11.94	$11.96	$11.97	$11.97	$11.95

(1)	Shares of Class D common stock are currently being offered pursuant to a private placement offering.

(2)
On March 3, 2020, our board of directors approved a gross dividend for the first quarter of 2020 of $0.135 per share to stockholders of record as of March 25, 2020. The decrease in share price on March 26, 2020 reflects the accrual of this cash distribution.

Purchases and repurchases of shares of our common stock will be made based on the appropriate day’s applicable per share NAV. On each business day, our NAV per share for each public offered share class, is posted on our website, www.JLLIPT.com, and made available on our toll-free, automated telephone line, (855) 652-0277.

Risk Factors
The following risk factors supplement the risk factors and/or supersede and replace the similar risk factors contained in the Prospectus and all similar disclosure in the Prospectus:

The continuing spread of a new strain of coronavirus, which causes the viral disease known as COVID-19, may adversely affect our investments and operations.

Since its discovery in December 2019, a new strain of coronavirus, which causes the viral disease known as COVID-19, has spread from China to most other countries, including the United States.  The World Health Organization has declared the coronavirus outbreak a pandemic, the Health and Human Services Secretary has declared a public health emergency in the United States in response to the outbreak and the President of the United States has declared the coronavirus outbreak a national emergency. Considerable uncertainty still surrounds the coronavirus and its potential effects, and the extent of and effectiveness of any responses taken on a national and local level.  The coronavirus is expected to result in a world-wide economic downturn that will lead to corporate bankruptcies in the most affected industries and has already led to a substantial increase in unemployment.

As a result of our property investments being located in the United States, the coronavirus will impact our properties and operating results to the extent that its continued spread within the United States reduces occupancy, increases the cost of operation or results in limited hours or necessitates the closure of such properties. In addition, quarantines, states of emergencies and other measures taken to curb the spread of the coronavirus may negatively impact the ability of such properties to continue to obtain necessary goods and services or provide adequate staffing, which may also adversely affect our properties and operating results. With respect to our retail properties, individual stores have been, and may continue to be, closed for an extended period of time or only open certain hours of the day. Our office and industrial properties may be negatively impacted by tenant bankruptcies and defaults. Our multifamily properties may be impacted by declining household incomes and wealth and resulting delinquencies or vacancies.

The economic downturn resulting from the coronavirus could negatively impact our investments and operations, as well as our ability to make distributions to stockholders.  The extent to which the coronavirus impacts our investments and operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the outbreak, new information that may emerge concerning the severity of the coronavirus and the actions taken to contain the coronavirus or treat its impact, among others.

Our NAV per share may suddenly change if the appraised values of our properties materially change from prior appraisals or the actual operating results for a particular month differ from what we originally budgeted for that month.

Each of our properties will be appraised at least once per quarter and, under normal circumstances, will not be appraised more frequently than once per quarter. As such, when these appraisals are reflected in our NAV calculation, there may be a sudden change in our NAV per share for each class of our common stock. These changes in a property’s value may be as a result of property-specific events or as a result of more general changes to real estate values resulting from local, nation or global economic changes, including as a result of the coronavirus pandemic. In addition, actual operating results for a given month may differ from what we originally budgeted for that month, which may cause a sudden increase or decrease in the NAV per share amounts. We will accrue estimated income and expenses on a daily basis based on our budgets. As soon as practicable after the end of each month, we will adjust the income and expenses we estimated for that month to reflect the income and expenses actually earned and incurred. We will not retroactively adjust the NAV per share of each class for each day of the previous month. Therefore, because the actual results from operations may be better or worse than what we previously budgeted for a particular month, the adjustment to reflect actual operating results may cause the NAV per share for each class of our common stock to increase or decrease, and such increase or decrease will occur on the day the adjustment is made.

The NAV per share that we publish may not necessarily reflect changes in our NAV that are not immediately quantifiable.

From time to time, we may experience events with respect to our investments that may have a material impact on our NAV. For example, significant macro-economic disruptions, including as a result of economic fallout from the COVID-19 pandemic, or an unexpected termination or renewal of a material lease, a material change in vacancies or an unanticipated structural or environmental event at a property may cause the value of a property to change materially. The NAV per share of each class of our common stock as published on any given day may not reflect such extraordinary events to the extent that their financial impact is not immediately quantifiable, including as a result of economic fallout from the coronavirus pandemic. As a result, the NAV per share of each class published after the announcement of a material event may differ significantly from our actual NAV per share for such class until such time as the financial impact is quantified and our NAV is appropriately adjusted in accordance with our valuation guidelines. The resulting potential disparity in our NAV may inure to the benefit of stockholders whose shares are repurchased or new stockholders, depending on whether our published NAV per share for such class is overstated or understated.

In addition, our independent valuation advisor has informed us that its appraisals will now contain a disclosure that because the impact of COVID-19 on the commercial real estate market is rapidly evolving, the future impacts of COVID-19 are not known at this time and will depend on many factors.  Although the independent valuation advisor has adjusted the appraisal conclusions to the extent the independent valuation advisor believes to be appropriate in light of material events such as the COVID-19 outbreak, the independent valuation advisor’s assumptions may differ from other parties’.  Due to the potential for rapid changes to the value of properties resulting from COVID-19 and the inability to concurrently reflect these changes in the property appraisals, the price per share paid by new investors may be higher than the actual value of our common stock.

Changes in economic and capital markets conditions, including periods of generally deteriorating real estate industry fundamentals, may significantly affect our results of operations and returns to our stockholders.

We are subject to risks generally incident to the ownership of real estate investments, including changes in global, national, regional or local economic, demographic and real estate market conditions, as well as other factors particular to the locations of our investments. The recent coronavirus pandemic is expected to continue to have a significant impact on local, national and global economies and has resulted in a world-wide economic slowdown. A recession could adversely impact our investments as a result of, among other items, increased tenant defaults under our leases, lower demand for rentable space, as well as potential oversupply of rentable space, each of which could lead to increased concessions, tenant improvement expenditures or reduced rental rates to maintain occupancies. These conditions could also adversely impact the financial condition of the tenants that occupy our real properties and, as a result, their ability to pay us rents.

To the extent that a general economic slowdown is prolonged or becomes more severe or real estate fundamentals deteriorate, it may have a significant and adverse impact on our the values of our assets, revenues, results from operations, financial condition, liquidity, overall business prospects and ultimately our ability to pay distributions to our stockholders.

Any market deterioration may cause the future value of our real estate investments to decline.

If the current economic or real estate environment were to worsen in the markets where our properties are located, our NAV per share of our common stock may experience more volatility or decline as a result. The fallout from the ongoing coronavirus pandemic is uncertain and is expected to have a significant negative impact on the real estate market. Volatility in the fair value and operating performance of commercial real estate has made estimating cash flows from our real estate investments difficult, since such estimates are dependent upon our judgment regarding numerous factors, including, but not limited to, current and potential future refinancing availability, fluctuations in regional or local real estate values and fluctuations in regional or local rental or occupancy rates, real estate tax rates and other operating expenses.

We cannot assure our stockholders that we will not have to realize or record impairment charges, or experience disruptions in cash flows and/or permanent losses related to our real estate investments or decreases in our NAV per share of our common stock in future periods. In addition, to the extent that volatile markets persist, these conditions could adversely impact our ability to potentially sell our real estate investments at a price and with terms acceptable to us or at all.

Economic events that may cause our stockholders to request that we repurchase their shares may materially adversely affect our cash flow and our ability to achieve our investment objectives.

Economic events affecting the U.S. and global economies, such as the general negative performance of the real estate sector and the turbulence in the stock market related to the coronavirus pandemic, could cause our stockholders to seek to have us repurchase their shares pursuant to our share repurchase plan. Our share repurchase plan limits the amount of funds we may use for repurchases during each calendar quarter to 5% of the combined NAV of all classes of shares as of the last day of the previous calendar quarter. Even if we are able to satisfy all resulting repurchase requests, our cash flow could be materially adversely affected. In addition, if we determine to sell assets to satisfy repurchase requests, our ability to achieve our investment objectives, including, without limitation, diversification of our portfolio by property type and location, moderate financial leverage, conservative operating risk and an attractive level of current income, could be adversely affected.

We rely on information technology in our operations, and any material failure, inadequacy, interruption or security failure of that technology or other business interruption could harm our business.

We rely on information technology networks and systems, including the Internet, to process, transmit and store electronic information and to manage or support a variety of our business processes, including financial transactions and maintenance of records, which may include confidential information of tenants and lease data. We rely on commercially available systems, software, tools and monitoring to provide security for processing, transmitting and storing confidential tenant information, such as individually identifiable information relating to financial accounts. Although we have taken steps to protect the security of the data maintained in our information systems, there is no guarantee that our security measures will be able to prevent the systems’ improper functioning, or the improper disclosure of personally identifiable information such as in the event of cyber attacks. Security breaches include physical or electronic break-ins, computer viruses, attacks by hackers and similar breaches. To date, we have seen no material impact on our business or operations from these attacks or events. Any future significant compromise or breach on our data security could create system disruptions, shutdowns or unauthorized disclosure of confidential information. Any failure to maintain proper function, security and availability of our information systems could interrupt our operations, damage our reputation, subject us to liability claims or regulatory penalties and could materially and adversely affect us. In addition, as the regulatory environment related to information security, data collection and use, and privacy becomes increasingly rigorous, with new and constantly changing requirements applicable to our business, compliance with those requirements could also result in additional costs.

Other disruptive events, including, but not limited to, natural disasters and public health or pandemic crises (such as the coronavirus), may adversely affect our ability to conduct business. Such adverse effects may include the inability of our advisor’s employees, or the employees of its affiliates and other service providers, to perform their responsibilities as a result of any such event. Such disruptions to our business operations can result in significant operational issues.

We depend on tenants for our revenue, and accordingly, lease terminations and/or tenant defaults, particularly by one of our significant tenants, could adversely affect the income produced by our properties, which may harm our operating performance, thereby limiting our ability to pay distributions to our stockholders.

The success of our investments depends on the financial stability of our tenants, any of whom may experience a change in their business at any time, including as a result of global economic events, natural disasters and public health or pandemic crises. Our tenants may delay lease commencements, decline to extend or renew their leases upon expiration, fail to make rental payments when due, or declare bankruptcy. Any of these actions could result in the termination of the tenants’ leases, or expiration of existing leases without renewal, and the loss of rental income attributable to the terminated or expired leases. In the event of a tenant default or bankruptcy, we may experience delays in enforcing our rights as a landlord and may incur substantial costs in protecting our investment and re-letting our property. If significant leases are terminated or defaulted upon, we may be unable to lease the property for the rent previously received or sell the property without incurring a loss. In addition, significant expenditures, such as mortgage payments, real estate taxes and insurance and maintenance costs, are generally fixed and do not decrease when revenues at the related property decrease.

The occurrence of any of the situations described above, particularly if it involves one of our significant tenants, could seriously harm our operating performance. If any of these significant tenants were to default on its lease obligation(s) to us or not extend current leases as they mature, our results of operations and ability to pay distributions to our stockholders could be adversely affected. The revenues generated by the properties these tenants occupy are substantially dependent upon the financial condition of these tenants and, accordingly, any event of bankruptcy, insolvency, or a general downturn in the business of any of these tenants may result in the failure or delay of such tenant’s rental payments, which may have a substantial adverse effect on our operating performance.

Our operating results are affected by economic and regulatory changes that impact the real estate market in general.

Real estate historically has experienced significant fluctuations and cycles in value that have resulted in reductions in the value of properties. Real estate will continue to be subject to such fluctuations and cycles in value in the future that may negatively impact the value of our properties. The value of our properties will depend on many factors beyond our control. The value of our properties depends upon our ability to operate our properties in a manner sufficient to maintain or increase revenues in excess of operating expenses and debt service. The values of our properties may be adversely affected by:

changes in national or international economic conditions;
the cyclicality of real estate;
changes in local market conditions due to changes in general or local economic conditions and neighborhood characteristics;
the financial condition of tenants, buyers and sellers of properties;
acts of God, earthquakes, hurricanes, climate change and other natural disasters, acts of war, acts of terrorism (any of which may result in uninsured losses), epidemics and pandemics such as the COVID-19 pandemic;
competition from other properties offering the same or similar services;
changes in interest rates and in the availability, cost and terms of mortgage debt;
access to capital;
the impact of present or future environmental legislation and compliance with environmental laws;
the ongoing need for capital improvements (particularly in older structures);
changes in real estate tax rates and other operating expenses;
adverse changes in governmental rules and fiscal policies;
civil unrest;
adverse changes in zoning laws; and
other factors that are beyond our control.

All of these factors are beyond our control. Any negative changes in these factors could affect our ability to meet our obligations and pay distributions to stockholders.

Renewed uncertainty and volatility in the credit markets could affect our ability to obtain debt financing on reasonable terms, or at all, which could reduce the number of properties we may be able to acquire and the amount of cash distributions we can make to our stockholders.

The U.S. and global credit markets have historically experienced severe dislocations and liquidity disruptions, which caused volatility in the credit spreads on prospective debt financings and constrained the availability of debt financing due to the reluctance of lenders to offer financing at high leverage ratios. Renewed uncertainty in the credit markets, including as a result of global economic events, natural disasters and public health or pandemic crises, may adversely impact our ability to access additional debt financing on reasonable terms or at all, which may adversely affect investment returns on future acquisitions or our ability to make acquisitions.

If mortgage debt is unavailable on reasonable terms as a result of increased interest rates, increased credit spreads, decreased liquidity or other factors, we may not be able to finance the initial purchase of properties. In addition, when we incur mortgage debt on properties, we run the risk of being unable to refinance such debt upon maturity, or of being unable to refinance on favorable terms. As of December 31, 2019, we had $743 million in aggregate outstanding mortgage notes payable, which had maturity dates through March 1, 2054.

If interest rates are higher or other financing terms, such as principal amortization, the need for a corporate guaranty, or other terms are not as favorable when we refinance debt or issue new debt, our income could be reduced. To the extent we are unable to refinance debt on reasonable terms, or at appropriate times or at all, we may be required to sell properties on terms that are not advantageous to us, or could result in the foreclosure of such properties. If any of these events occur, our cash flow would be reduced. This, in turn, would reduce cash available for distribution to our stockholders and may hinder our ability to raise more capital by borrowing more money.